UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 8, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Synacor, Inc.
File Nos. 333-178049 and 001-33843 - CF#34717

Synacor, Inc. submitted an application under Rules 406 and 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to Form S-1 filed on November 18, 2011, Form 10-K filed March 12, 2015 and Forms 10-Q filed on August 13, 2013, May 15, 2014, May 14, 2015, and May 16, 2016.

Based on representations by Synacor, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted through
10.13.1	S-1	11/18/2011	February 28, 2018
10.13.2	S-1	11/18/2011	February 28, 2018
10.1.1	10-Q	08/13/2013	February 28, 2018
10.1.2	10-Q	08/13/2013	February 28, 2018
10.1	10-Q	05/15/2014	February 28, 2018
10.13.6	10-K	03/12/2015	February 28, 2018
10.1	10-Q	05/14/2015	February 28, 2018
10.3	10-Q	05/16/2016	February 28, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary